BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF OCTOBER 30, 2006

                 The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. on October 30, 2006, at 2:30, p.m., met at the company’s head office, with the legal quorum present and under the chairmanship of Dr. Olavo Egydio Setubal, for the purpose of being notified of the activities of Disclosure and Insider Trading Committee and Audit Committee, as well as examining the financial statements for the period ending September 30, 2006.

                 Opening the meeting’s agenda, the Director Dr. Roberto Teixeira da Costa apprised the other board directors present of the principal matters discussed at the meetings of the Disclosure and Insider Trading Committee, held on October 26, 2006.

                 Subsequently, the Director Dr. Carlos da Camara Pestana, as President of the Audit Committee, reported on the work carried out and the principal events characterizing the activities of the Audit Committee during the period from July 27 to October 27, 2006.

                 Subsequently, Dr. Roberto Egydio Setubal, President and Vice President of the Board of Directors, spoke at length with respect to the financial statements for the period ending September 30, 2006, receiving unqualified opinions from both the Fiscal Council and the Independent Auditors.

                 After analysis of the said documentation, the Directors unanimously approved the aforementioned financial statements, authorizing their disclosure via release through the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the Brazilian Stock Exchange (BOVESPA – Bolsa de Valores de São Paulo), the SEC (the United States Securities and Exchange Commission), the NYSE – (the New York Stock Exchange) and the Argentine Stock Exchange (BCBA – Bolsa de Comercio de Buenos Aires).

                 Terminating the meeting’s agenda, the Directors were notified of the correspondence, reference Decic/GTSP2/Comon-04-2006/1781 from the Central Bank of Brazil, dated July 27, 2006, with its considerations on the work done during the period from September 12 to November 18, 2005 with respect to the systems and procedures adopted by Banco Itaú S.A. in the prevention and combating of money laundering.

                 With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, October 30, 2006. (signed) Olavo Egydio Setubal — Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal — Vice-Chairmen; Alcides Lopes Tápias, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer